SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR APRIL 2004

Ryanair, Europe's No.1 low fares airline, today (Friday, 7th May 2004) released its customer service statistics for April 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -94.3% of all Ryanair's 15,254 flights during the month of April arrived on time.

   -Ryanair has set the standard as the No.1 on-time airline beating easyjet every week in 2003 and continues into 2004 as the No. 1 airline for the fewest cancellations.
   -Complaints registered at less than 1(0.68) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.83) mislaid bag per 1000 passengers.

PASSENGER STATISTICS - APRIL 2004                    2003         2004

On-time flights                                       95%         94.3%

Complaints per 1000 pax                              0.99         0.68

Baggage complaints per 1000 pax                      0.61         0.83

Complaints answered within 7 days                    100%         100%


Ends.                     Friday, 7th May 2004

For further information:  Paul Fitzsimmons        Pauline McAlester

                          Ryanair                 Murray Consultants
                          Tel: + 353 1 812        Tel: + 353 1 4980
                          1228                    300

Ryanair Monthly Statistics Compared with Major airlines in the Association of European Airlines

The following are based on the Association of European Airlines monthly performance statistics for our major competitors for the month of March 2004 and also figures published on other airline websites.

Ryanair No. 1 on time major airline in Europe

Airline                               Ranking          %

Ryanair                                  1           93.0
SAS                                      2           90.6
Air France                               3           84.7
Lufthansa                                4           83.6
Easyjet                                  5           82.5
British Airways                          5           80.5
Alitalia                                 7           75.5
        % Flights arriving within 15 minutes of scheduled time

Source: Ryanair monthly stats compared to Association of European Airlines:
        March 04
        Verified by the CAA in arrears

Ryanair No. 1 airline for fewest lost bags

Airline                     Ranking           Baggage Lost Per 1000 Passengers
Ryanair                        1                           0.64
SAS                            2                           10.0
Alitalia                       3                           11.6
Air France                     4                           12.8
British Airways                5                           16.7
Lufthansa                      6                           16.9
Austrian                       7                           17.4
EasyJet                             Refuse to Publish

Source: Ryanair monthly stats compared to Association of European Airlines:
        March 2004.

Ryanair No. 1 airline for fewest cancellations

Airline                         Ranking             % flights completed
Ryanair                            1                        99.7
British Airways                    2                        99.0
Lufthansa                          3                        98.8
SAS                                4                        98.8
Austrian                           5                        98.0
Alitalia                           6                        97.7
Air France                         7                        97.6
EasyJet                              Refuse to Publish

Source: Ryanair monthly stats compared to Association of European Airlines:
March 2004.




Ryanair / EasyJet Punctuality Comparisons 2004.

                                       On Times
         Week Ending              Ryanair     easyJet            Ryanair
                                                                Position
    1.       4-Jan                   90%         73%                 1
    2.       11-Jan                  91%         80%                 1
    3.       18- Jan                 95%         84%                 1
    4.       25- Jan                 95%         89%                 1
    5.        1- Feb                 85%         64%                 1
    6.        8- Feb                 93%         81%                 1
    7.       15- Feb                 95%         84%                 1
    8.       22-Feb                  91%         76%                 1
    9.       29-Feb                  89%         69%                 1
    10.      07- Mar                 93%         80%                 1
    11.      14-Mar                  93%         80%                 1
    12.      21-Mar                  92%         82%                 1
    13.      28 - Mar                95%         88%                 1
    14.       4- April               94%         87%                 1
    15.      11- April               93%         88%                 1
    16.      18-April                95%         85%                 1
    17.      25- April               96%         92%                 1






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 May 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director